UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pacific Oak Strategic Opportunity REIT, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

694701103

(CUSIP Number)

Charles J. Schreiber, Jr.

KBS Capital Advisors LLC

800 Newport Center Drive, Suite 700

Newport Beach, California 92660

(949) 417-6500

Peter McMillan III

Willowbrook Capital Group, LLC

11766 Wilshire Blvd., Suite 1670

Los Angeles, California 90025

(424) 208-8100

with a copy to:

Robert H. Bergdolt, Esq.

Carrie Joan Hartley, Esq.

Christopher R. Stambaugh, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694701103	Schedule 13D

1	Name of Reporting Person KBS Capital Advisors LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 115,324.39
	8	Shared Voting Power 0
	9	Sole Dispositive Power 115,324.39
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 115,324.39
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 694701103	Schedule 13D

1	Name of Reporting Person Willowbrook Capital Group, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 811,784.424
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 811,784.424

11	Aggregate Amount Beneficially Owned by Each Reporting Person 811,784.424
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.8%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 694701103	Schedule 13D

1	Name of Reporting Person Keith D. Hall
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,066,073.424
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,066,073.424

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,066,073.424
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.2%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 694701103	Schedule 13D

1	Name of Reporting Person Peter McMillan III
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,066,073.424
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,066,073.424

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,066,073.424
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.2%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 694701103	Schedule 13D

1	Name of Reporting Person Charles J. Schreiber, Jr.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 115,324.39
	8	Shared Voting Power 0
	9	Sole Dispositive Power 115,324.39
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 115,324.39
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person (See Instructions) IN

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

This Amendment No. 1 supplements and amends the Schedule 13D filed on April 6, 2020 by the Reporting Persons (as defined below) (as so amended, the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Pacific Oak Strategic Opportunity REIT, Inc., a Maryland corporation (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D filed on April 6, 2020. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D filed on April 6, 2020. The Issuer’s principal executive offices are located at 11766 Wilshire Blvd., Suite 1670, Los Angeles, California 90025.

Item 2.	Identity and Background

(a)	This Statement on Schedule 13D is being filed by the persons and entities listed in items (i) through (v) below (collectively, the “Reporting Persons”):

(i)	KBS Capital Advisors LLC, a Delaware limited liability company (“KBS”);

(ii)	Willowbrook Capital Group, LLC, a Delaware limited liability company (“Willowbrook”)

(iii)	Keith D. Hall, a United States citizen;

(iv)	Peter McMillan III, a United States citizen; and

(v)	Charles J. Schreiber, Jr., a United States citizen.

At the time of the original Schedule 13D filing on April 6, 2020, because of the relationships described below, the Reporting Persons made a single, joint filing because they may have been deemed to constitute a “group” within the meaning of Rule 13d-5 under the 1934 Act, and as such, each member of the group could be deemed to beneficially own, in the aggregate, all of the shares held by members of the group.

At the time of the original Schedule 13D filing on April 6, 2020 and until September 1, 2021, PBren Investments, L.P. (a Delaware limited partnership), Schreiber Real Estate Investments, L.P. (a Delaware limited partnership) and GKP Holding LLC (a Delaware limited liability company) (“GKP”), each was a manager of KBS and of KBS Holdings LLC (“KBS Holdings”) (a Delaware limited liability company), which wholly owns KBS. As of April 6, 2020 and until September 1, 2021, PBren Investments, L.P., Schreiber Real Estate Investments, L.P. and GKP each owned 1/3 of KBS Holdings. PBren Investments, LLC (a Delaware limited liability company) is the general partner of PBren Investments, L.P., and PBCS Management, LLC (a Delaware limited liability company) is the manager of PBren Investments, LLC. Schreiber Investments, LLC (a California limited liability company) is the general partner of Schreiber Real Estate Investments, L.P., and PBCS Management, LLC is the manager of Schreiber Investments, LLC. Charles J. Schreiber, Jr. is the sole manager of PBCS Management, LLC. Keith D. Hall and Peter McMillan III are the managers of GKP and each own 50% of GKP.

Keith D. Hall and Peter McMillan III own and control Willowbrook.

As described in Item 6 below, on September 1, 2021, GKP ceased to be a manager of KBS and KBS Holdings and ceased to own an interest in KBS Holdings (the “Ownership Change”). As a result of this Ownership Change, Mr. Schreiber and KBS could no longer be deemed to constitute a “group” with the other Reporting Persons within the meaning of Rule 13d-5 under the 1934 Act. As such, no Reporting Person could be deemed to beneficially own, in the aggregate, 5% of the Issuer’s outstanding shares of Common Stock. This Schedule 13D constitutes the final amendment to the Schedule 13D with respect to the Reporting Persons.

(b)	The business address of KBS and Mr. Schreiber is:

c/o KBS Capital Advisors LLC

800 Newport Center Drive, Suite 700

Newport Beach, California 92660

The business address of Willowbrook and Messrs. Hall and McMillan is:

c/o Willowbrook Capital Group, LLC

11766 Wilshire Blvd., Suite 1670

Los Angeles, California 90025

(c)

KBS is a registered investment adviser with the Securities and Exchange Commission (“SEC”) and is engaged in the business of acting as external advisor to real estate programs. KBS is the former external advisor of the Issuer. KBS Holdings, PBren Investments, L.P., PBren Investments, LLC, PBCS Management, LLC, Schreiber Real Estate Investments, L.P. and Schreiber Investments, LLC are holding companies through which Mr. Schreiber owns and/or operates KBS or other real estate-related businesses.

The principal business address of KBS Holdings, PBren Investments, L.P., PBren Investments, LLC, PBCS Management, LLC, Schreiber Real Estate Investments, L.P. and Schreiber Investments, LLC is:

800 Newport Center Drive, Suite 700

Newport Beach, California 92660

GKP and Willowbrook are holding companies through which Messrs. Hall and McMillan own and/or operate real estate-related businesses.

The principal business address of GKP is:

11766 Wilshire Blvd., Suite 1670

Los Angeles, California 90025

Keith D. Hall and Peter McMillan III are employees and principals of Pacific Oak Capital Advisors, LLC (the “Advisor”), the Issuer’s external advisor. In addition, Keith D. Hall is the Chief Executive Officer and Director of the Issuer and Peter McMillan III is the Chairman of the Board, President and Director of the Issuer. They also serve as officers and/or directors of other real estate companies advised by the Advisor and/or one or more of its affiliates.

Mr. Schreiber is the Chief Executive Officer and principal of KBS and/or one or more of its affiliates. He also serves as an officer and/or director of real estate companies advised by KBS and/or one or more of its affiliates.

Item 3.	Source and Amount of Funds or Other Consideration

See Item 6 below.

Item 4.	Purpose of Transaction

The Issuer’s securities reported herein and in the Schedule 13D filed on April 6, 2020 were acquired or disposed of by the Reporting Persons as described in this Schedule 13D and the Schedule 13D filed on April 6, 2020. The Reporting Persons hold the securities reported herein for investment purposes, subject to the following.

Pursuant to an advisory agreement, dated November 1, 2020 (the “Advisory Agreement”), between the Issuer and the Advisor, subject to the express limitations set forth in the Advisory Agreement and the continuing and exclusive authority of the Issuer’s Board of Directors (the “Board”) over the management of the Issuer, the power to direct the management, operation and policies of the Issuer, including making, financing and disposing of investments, is vested in the Advisor, which has the power by itself and is authorized and empowered on behalf and in the name of the Issuer to carry out any and all of the objectives and purposes of the Issuer and to perform all acts and enter into and perform all contracts and other undertakings that it may in its sole discretion deem necessary, advisable or incidental thereto to perform its obligations under the Advisory Agreement. Pacific Oak Holding Group, LLC, a Delaware limited liability company, is the sole member of the Advisor. Keith D. Hall and Peter McMillan III are the members of Pacific Oak Holding Group, LLC and each own 50% of Pacific Oak Holding Group, LLC. In addition, Keith D. Hall is the Chief Executive Officer and Director of the Issuer and Peter McMillan III is the Chairman of the Board, President and Director of the Issuer. In such capacities, these individuals will continue to have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to the terms and conditions of the Restricted Stock Agreement and Amendment No. 1 to the Restricted Stock Agreement (described in Item 6, the “Amendment”), the Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, selling some or all of such securities to the Issuer in its share redemption program, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable, exchangeable or convertible into securities of the Issuer), from time to time, in each case, in open market or private transactions, through the Issuer’s dividend reinvestment plan, as stock dividends, as payment of management fees or otherwise. Any such transactions may be made by the Reporting Persons at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, satisfaction of the vesting terms and other conditions set forth in the Restricted Stock Agreement and the Amendment, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s cash flow and prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Except as set forth in this Schedule 13D, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and any other person named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer

(a)-(b)

As of September 3, 2021, KBS beneficially owns, and Mr. Schreiber may be deemed to indirectly beneficially own, an aggregate of 115,324.39 shares of Common Stock, which represent approximately 0.1% of the outstanding shares of Common Stock. As of September 3, 2021, Willowbrook beneficially owns an aggregate of 811,784.424 shares of Common Stock, which represent approximately 0.8% of the outstanding shares of Common Stock. As of September 3, 2021, Messrs. Hall and McMillan may be deemed to indirectly beneficially own an aggregate of 3,066,073.424 shares of Common Stock, which represent approximately 3.2% of the outstanding shares of Common Stock. The percentage of beneficial ownership reported in this Schedule 13D is based on an aggregate of 97,272,224 shares of Common Stock outstanding as of September 3, 2021.

KBS has the power to vote or to direct the vote, and the power to dispose or to direct the disposition, of 115,324.39 shares of Common Stock, which represent approximately 0.1% of the outstanding shares of Common Stock. Charles J. Schreiber, Jr. may be deemed to have the power to vote or to direct the vote, and may be deemed to have the power to dispose or to direct the disposition, of the securities beneficially owned directly by KBS, and may be deemed to be the beneficial owner of such securities.

Willowbrook has the power to vote or to direct the vote, and the power to dispose or to direct the disposition, of 811,784.424 shares of Common Stock, which represent approximately 0.8% of the outstanding shares of Common Stock. Keith D. Hall and Peter McMillan III (as the owners of Willowbrook) may be deemed to have the shared power to vote or to direct the vote, and may be deemed to have the shared power to dispose or to direct the disposition, of the securities beneficially owned directly by Willowbrook, and may be deemed to be the beneficial owners of such securities.

GKP has the power to vote or to direct the vote, and the power to dispose or to direct the disposition, of 2,254,289 shares of Common Stock, which represent approximately 2.3% of the outstanding shares of Common Stock. Keith D. Hall and Peter McMillan III (as the owners of GKP) may be deemed to have the shared power to vote or to direct the vote, and may be deemed to have the shared power to dispose or to direct the disposition, of the securities beneficially owned directly by GKP, and may be deemed to be the beneficial owners of such securities.

The filing of this statement shall not be construed as an admission that Messrs. Schreiber, Hall or McMillan is, for the purposes of Sections 13(d) or 13(g) of the 1934 Act, the beneficial owner of any securities covered by this statement.

(c)	See Item 6 below.

Except as set forth in Item 6 below, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)

Except as set forth in Item 6 below, to the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock acquired by them.

(e)

As described in Item 6 below, on September 1, 2021, GKP ceased to be a manager of KBS and KBS Holdings and ceased to own an interest in KBS Holdings. As a result of this Ownership Change, Mr. Schreiber and KBS could no longer be deemed to constitute a “group” with the other Reporting Persons within the meaning of Rule 13d-5 under the 1934 Act. As such, no Reporting Person could be deemed to beneficially own, in the aggregate, 5% of the Issuer’s outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amendment No. 1 to Restricted Stock Agreement and Share Transfer Agreements

On September 1, 2021, KBS, the Issuer, and GKP, an affiliate of Messrs. Hall and McMillan, entered into Amendment No. 1 to the Restricted Stock Agreement (the “Amendment”). In addition, on September 1, 2021, KBS and GKP entered into the Unvested Share Transfer Agreement (the “Unvested Share Agreement”).

Pursuant to the Amendment, on September 1, 2021, the Issuer repurchased 584,267 of the Restricted Shares from KBS for consideration of $5,655,705 in cash, or $9.68 per share.

Pursuant to the terms of the Amendment and the Unvested Share Agreement, on September 1, 2021, KBS transferred 2,254,289 of the Restricted Shares to GKP (the “GKP Restricted Shares”). KBS transferred the GKP Restricted Shares as partial consideration for and to effectuate the conclusion of the acquisition of GKP’s 1/3 ownership interest in KBS Holdings by PBren Investments, L.P. and Schreiber Real Estate Investments, L.P. On September 1, 2021, upon the transfer of GKP’s 1/3 ownership interest in KBS Holdings, GKP ceased to be a manager of KBS and KBS Holdings and ceased to have an ownership interest in KBS Holdings.

Under the Amendment, the GKP Restricted Shares are nonvested and forfeitable until the earliest of: (i) July 1, 2026 or (ii) immediately before and contingent upon the occurrence of a Change in Control (as defined in the Restricted Stock Agreement) of the Issuer. Notwithstanding the foregoing, and at the option of either Keith Hall’s estate or Peter McMillan’s estate, in the event of the death of either Keith Hall or Peter McMillan, such event can trigger the vesting of that number of GKP Restricted Shares corresponding to 100% of the deceased party’s proportional economic interest in GKP Restricted Shares. In addition, unvested GKP Restricted Shares will be forfeited in certain instances if GKP fails to comply with certain requirements set forth in the Amendment, which forfeiture may be waived by the Issuer’s Conflict Committee in certain cases.

Non-vested GKP Restricted Shares are not eligible for redemption by the Issuer under any circumstances unless approved by the Board. After the vesting of the GKP Restricted Shares, and only upon receiving a request from GKP and the consent of the Issuer’s Conflicts Committee, within 60 days from the request, the Issuer will redeem 50% of the vested GKP Restricted Shares, with the amount of the cash payment per share determined based on the then most recent Board-approved net asset value per share (which must not be more than six months old). Any vested GKP Restricted Shares that are not required to be redeemed in accordance with the preceding sentence are referred to herein as the “Retained Vested GKP Shares.” The Retained Vested GKP Shares are not eligible for redemption under the Issuer’s share redemption program unless the Issuer has satisfied all outstanding redemption requests from other stockholders, provided that this restriction may be waived in certain situations, such as upon a change of control of the Issuer, as determined by the Conflicts Committee of the Board.

Additionally, on September 2, 2021, KBS and GKP entered into the Participant Share Transfer Agreement (the “Participant Share Agreement). Pursuant to the Participant Share Agreement, KBS transferred Common Stock to certain specified current or former employees of the Advisor, KBS or its affiliates for such employee’s profit participation interest in certain shares of Common Stock that were owned by KBS (the “Participants”). Notwithstanding the foregoing, pursuant to the Participant Share Agreement, at each Participant’s election, KBS paid up to 50% of the profit participation interest in the shares of Common Stock allocated to each Participant in cash rather than in Common Stock, provided that if no election was received by KBS the payment was made 50% in Common Stock and 50% in cash. Additionally, due to the small amount of shares allocated to two Participants, two Participants were paid 100% in cash. The cash payments to Participants were determined based on most recent estimated value per share approved by the Issuer’s board of directors of $9.68 as of December 4, 2020. On September 2, 2021, KBS transferred 513,467 shares of Common Stock to the Participants pursuant to the Participant Share Agreement. Messrs. Hall, McMillan and Schreiber were not Participants.

The Amendment also provides that an additional 59,714 Restricted Shares held by KBS were immediately vested and fully released from all restrictions and requirements of the Restricted Stock Agreement (the “KBS Retained Vested Shares”), provided that the KBS Retained Vested Shares are not eligible for redemption under the Issuer’s share redemption program unless the Issuer has satisfied all outstanding redemption requests from other stockholders, provided further that (i) this restriction may be waived in certain situations, such as upon a change of control of the Issuer, as determined by the Conflicts Committee of the Board and (ii) notwithstanding the foregoing, within 60 days after November 1, 2024, the Issuer will be required to redeem any remaining outstanding KBS Retained Vested Shares, separate and outside of any general stockholder share redemption program, at the then most recent Board-approved net asset value per share (which must not be more than six months old).

The foregoing description of the Amendment, the Unvested Share Agreement and the Participant Share Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Amendment No. 1 to Restricted Stock Agreement, dated as of September 1, 2021

Exhibit 2	Unvested Share Transfer Agreement, dated as of September 1, 2021

Exhibit 3	Participant Share Transfer Agreement, dated as of September 2, 2021

Exhibit 4	Joint Filing Agreement by and among KBS Capital Advisors LLC, Willowbrook Capital Group, LLC, Keith D. Hall, Peter McMillan III and Charles J. Schreiber, Jr., dated April 6, 2020 (incorporated by reference to Exhibit 1 to the Schedule 13D filed with the SEC on April 6, 2020)

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: September 3, 2021	KBS CAPITAL ADVISORS LLC

	By:	PBren Investments, L.P., a Manager

		By:	PBren Investments, LLC, as general partner

			By:	PBCS Management, LLC, a Manager

				By:	/s/ Charles J. Schreiber, Jr.
Charles J. Schreiber, Jr., Manager

	By:	Schreiber Real Estate Investments, L.P., a Manager

		By:	Schreiber Investments, LLC, as general partner

			By:	PBCS Management, LLC, a Manager

				By:	/s/ Charles J. Schreiber, Jr.
Charles J. Schreiber, Jr., Manager

WILLOWBROOK CAPITAL GROUP, LLC

	By:	/s/ Keith D. Hall
Keith D. Hall, Authorized Person

	By:	/s/ Peter McMillan III
Peter McMillan III, Authorized Person

KEITH D. HALL

/s/ Keith D. Hall

PETER MCMILLAN III

/s/ Peter McMillan III

CHARLES J. SCHREIBER, JR.

/s/ Charles J. Schreiber, Jr.